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                                  UNITED STATES                     ------------
                       SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                             Washington, D.C. 20549                 ------------

                              --------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                            QUAKER FABRIC CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    747399103
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                                 (CUSIP Number)


                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  April 9, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





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                                  SCHEDULE 13D

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CUSIP No. 747399103                                         Page 2 of 5 Pages
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
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    1     NAME OF REPORTING PERSONS

          Anthony Degomes

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]
                                                                                                            (b) [ ]

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    3     SEC USE ONLY


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    4     SOURCE OF FUNDS*


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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


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    6     CITIZENSHIP OR PLACE OF ORGANIZATION                                 United States

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              NUMBER OF                  7    SOLE VOTING POWER                 68,267 shares
               SHARES
            BENEFICIALLY             --------------------------------------------------------------------------------
              OWNED BY                   8    SHARED VOTING POWER
                EACH
              REPORTING              --------------------------------------------------------------------------------
             PERSON WITH                 9    SOLE DISPOSITIVE POWER            68,267 shares

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                                        10    SHARED DISPOSITIVE POWER

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON             68,267 shares

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.43%

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   14     TYPE OF REPORTING PERSON               IN

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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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         This Amendment No. 1 to Statement on Schedule 13D amends the Statement on Schedule 13D filed on January 24, 2001 with the Securities and Exchange Commission by the reporting person.


Item 1. Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Quaker Fabric Corporation (the "Company"). The principal executive offices of the Company are located at 941 Grinnell Street, Fall River, Massachusetts 02721.

Item 2. Identity and Background

         This Statement is being filed by Anthony Degomes.

         Until April 9, 2002, Mr. Degomes was the Vice President - New Business Development of the Company and was an officer, director, and stockholder of Nortex Holdings, Inc., a Delaware corporation ("Nortex").

         Mr. Degomes is a citizen of the United States and his principal business address is c/o Quaker Fabric Corporation, 941 Grinnell Street, Fall River, Massachusetts 02721.

         During the last five years, Mr. Degomes has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         N/A

Item 4. Purpose of Transaction

         On April 9, 2002, in connection with his retirement from the Company, Mr. Degomes sold in a private sale his entire 12% ownership position in Nortex for an aggregate purchase price of $1,805,000 to Larry A. Liebenow and Duncan Whitehead, the remaining officers, directors and stockholders of Nortex, and the President and Chief Executive Officer and the Vice President- Research and Development, respectively, of the Company. As an officer, director and stockholder of Nortex, Mr. Degomes had been deemed to beneficially own the shares of Common Stock owned by Nortex. As of April 9, 2002, Nortex owned 2,268,556 shares of Common Stock and had the right to purchase an additional 555,538 shares at $0.80 per share upon exercise of an option to purchase Common Stock.

         Mr. Degomes does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing




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vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

         As of April 9, 2002, Mr. Degomes beneficially owned 68,267 shares of Common Stock, which represented 0.43% of the outstanding Common Stock. Mr. Degomes's ownership reported above consists of (i) 11,267 shares owned directly by Mr. Degomes, and (ii) 57,000 shares which Mr. Degomes has the right to acquire upon exercise of options to purchase Common Stock. Mr. Degomes has the sole power to vote and to direct the vote of such shares and the sole power to dispose and to direct the disposition of such shares.

         Except as set forth in Item 4 above, Mr. Degomes has not engaged in any transactions in the Common Stock during the 60 days preceding the date of this statement.

         Mr. Degomes ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on April 9, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Material to Be Filed as Exhibits

         None



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                                   Signatures


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 24, 2002



                                            /s/ Anthony Degomes
                                            ______________________________
                                            Anthony Degomes




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